Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-3

SEC MAIL RECEIVED PROCESSING
NOV 15 2004
WASH, D.C. 202 SECTION

04046550

SUPPL

Via Courier

November 11, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of each of the following:

1. Notice of Change of Financial Year-End dated November 10, 2004; and

2. Press Release dated November 11, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

KEITH A. GREENFIELD

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0003\Letter to Sec and Exch Comm 08.doc

File No. 82-34785

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-3

VIA SEDAR

November 10, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Commission de valeurs mobilieres du Quebec
Nova Scotia Securities Commission

Dear Sirs:

Re: Rock Energy Inc. (the "Corporation") - Change of Financial Year-End

Please be advised that the Corporation has determined to change its financial year-end. Pursuant to Section 4.8(2) of National Instrument 51- 102 *Continuous Disclosure Obligations*, this letter shall service as notice to you of the change of year-end.

The Corporation has decided to change its financial year-end to be consistent with its peer group of oil and gas companies that report on a calendar year basis. The Corporation's old year-end was March 31 and its new financial year-end will be December 31.

The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements filed or to be filed for the Corporation's transition year as well as the filing deadlines for such financial statements are as follows:

Financial Statements	Filing Deadline
Comparative Interim Financial Statements for the three months ended June 30, 2004	August 29, 2004 (these have been filed)
Comparative Interim Financial Statements for the three and six months ended September 30, 2004	November 14, 2004
Comparative Annual Financial Statements for the year ended December 31, 2004	March 31, 2005

The interim and financial statements that will be filed for the Corporation's new financial year will be as follows:

Financial Statements
Comparative Interim Financial Statements for the three months ended March 31, 2005
Comparative Interim Financial Statements for the three and six months ended June 30, 2005
Comparative Interim Financial Statements for the three and nine months ended September 30, 2005
Comparative Annual Financial Statements for the years ended December 31, 2005

G:\058383\0003\Letter to Commissions 01.doc

If you have any questions or concerns please do not hesitate to contact the undersigned.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Keith A. Greenfield"

KEITH A. GREENFIELD

KAG\lr

cc: Peter Scott
Rock Energy Inc.

G:\058383\0003\Letter to Commissions 01.doc

rockenergy

Rock Energy reports interim Results for September 30, 2004; commences grass roots drilling program

November 11, 2004

Calgary, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the second fiscal quarter ended September 30, 2004.

CORPORATE SUMMARY

FINANCIAL	**Three months ended September 30, 2004**	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Oil and gas revenue	**$653,422**	$564,491	$1,315,273	$1,088,637
Cash flow from operations [(1)]	**$236,672**	$88,383	$513,039	$199,707
Per share – basic and diluted	**$0.03**	$0.03	$0.06	$0.06
Net income	**$85,047**	$12,178	$230,167	$69,985
Per share – basic and diluted	**$0.01**	$0.00	$0.03	$0.02
Capital expenditures, net	**$1,062,525**	$386,392	$2,081,207	$512,266
	As at September 30, 2004	As at September 30, 2003	**As at September 30, 2004**	As at September 30, 2003
Working capital	**$14,496,785**	$3,498,082	$14,496,785	$3,498,082
Common shares outstanding	**8,993,152**	3,520,227	8,993,152	3,520,227
Options outstanding	**451,848**	nil	451,848	nil

OPERATIONS	**Three months ended September 30, 2004**	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Average daily production				
Crude oil and NGLs (bbls/d)	**86**	86	93	80
Natural gas (mcf/d)	**476**	531	455	501
Barrels of oil equivalent (boe/d)	**165**	174	169	164
Average product prices				
Crude oil (CDN$/bbl)	**$48.29**	$35.03	$45.05	$35.74
NGLs (CDN$/bbl)	**$43.61**	$31.81	$41.04	$31.17
Natural gas (CDN$/mcf)	**$6.33**	$6.04	$6.78	$6.35
BOEs (CDN$/boe)	**$42.90**	$35.25	$42.69	$36.39
Field netback (CDN$/boe)	**$19.05**	$16.77	$21.41	$14.52

Note [(1)] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

I am pleased to present the financial and operating results for Rock Energy Inc. for the fiscal quarter ended September 30, 2004.

During the quarter we continued to focus on building our grass roots program by adding to our undeveloped land base, building our exploration leads and beginning to test those leads. We continue to be active at crown land sales and our undeveloped land base at the date of this report is approximately 11,100 net undeveloped acres, split almost evenly between Alberta and Saskatchewan. We expect to continue to build on this land base throughout the rest of the year and 2005. Our inventory of exploration prospects continues to grow and we tested 2 (2.0 net) of these prospects at Neilburg in west central Saskatchewan in September. While these wells were unsuccessful we will continue with our program this quarter and plan to drill 6 (6.0 net) more wells (5 targeting oil, 1 targeting gas) prior to year-end (subject to rig availability) and we expect to drill 3 to 5 follow up wells during the first half of 2005 for each successful oil exploration test. It is unlikely that the fourth quarter drilling will add production this calendar year due to time requirements to tie-in the wells but we do expect to add production from this program in the first calendar quarter of 2005.

Operationally, the production from our Medicine River property declined slightly from 171 boe/d during the quarter ended June 30, 2004 to 165 boe/d for the current quarter. This reduction is essentially a result of natural declines in the gas wells, rate limitations imposed on the oil wells and down time for repair and maintenance of some wells. Compared to the same quarter in the prior year production decreased approximately 5% but is essentially flat between the six month periods.

Financially, cash flow from operations and net income improved from year ago levels, although down from the preceding quarter ended June 30, 2004. Product prices continued to be strong improving over 20% from one year ago levels on a boe basis, while essentially flat to the preceding quarter. Royalty expenses increased this quarter primarily due to adjustments related to prior periods and higher prices. Operating costs also came under pressure from repair and maintenance costs incurred in the quarter. G&A expenses rose due to costs associated with listing Rock on the TSX in July and higher than anticipated year end reporting costs. Capital expenditures exceeded $1 million for the second straight quarter and we expect to exceed $3 million of spending in the fourth calendar quarter assuming all six prospects are drilled. Our balance sheet remains strong with positive working capital of $14.5 million at the end of the quarter which should be adequate to fund our grass roots program through to the end of 2005.

We are pleased to have recently strengthened our board with the addition of Matt Brister and Jim Wilson. Both Matt and Jim have extensive experience and are well known in the industry. Their skills complement well with the remaining board members and I look forward to their contribution. In October we completed a $1 million private placement to the outside directors of Rock at $3.75 per share in order to allow them to obtain a significant ownership position in the company. As part of the board changes Leanne Bate resigned from the board and I would like to thank Leanne for her dedication and effort.

In order to conform with the majority of our peer group, we will change the year-end of the Company from March 31 to December 31 effective this calendar year. As a result, for the year-ended December 31, 2004 we will report nine months of operations.

As we look forward to 2005 we will continue with our grass roots efforts. Our fourth quarter drilling program is currently underway, which has an impact on setting our capital budget for 2005. We expect to issue 2005 guidance as this program progresses. In addition to our exploration efforts we continue to diligently pursue both corporate and asset acquisition opportunities that will complement our activities and solidify our foundation.

On behalf of the Board of Directors,

Allen J. Bey
President and CEO
November 10, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated November 9, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three and six months ended September 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas (mcf/d)	476	531	(10)%	455	501	(9)%
Oil (bbl/d)	71	64	11%	76	60	27%
NGL (bbl/d)	15	22	(32)%	17	20	(15)%
boe/d (6:1)	165	174	(5)%	169	164	3%

For the quarter ended Spetember 30, 2004 boe production decreased by 5% over the equivalent quarter in 2003 as a result of natural production declines. For the six months ended September 30, 2004 production increased slightly over the prior year period as the prior year period included scheduled maintenance down time which was minimized this year.

Product Prices

Realized Product Prices	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gas ($/mcf)	6.33	6.04	5%	6.78	6.35	7%
Oil ($/bbl)	48.29	35.03	38%	45.05	35.74	26%
NGL ($/bbl)	43.61	31.81	37%	41.04	31.17	32%
boe (6:1)	42.90	35.25	22%	42.69	36.39	17%
Average Benchmark Prices						
Gas – NYMEX Daily Spot (US$/mcf)	5.48	4.88	12%	5.80	5.26	10%
Gas – AECO C Daily Spot ($/mcf)	6.21	5.88	6%	6.61	6.35	4%
Oil – WTI Cushing (US$/bbl)	43.88	30.20	45%	41.09	29.56	39%
Oil – Edmonton light ($/bbl)	56.25	40.93	37%	53.43	41.02	30%
US$/Cdn$ exchange rate	0.765	0.725	6%	0.751	0.72	4%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Oil and Gas Revenue	$653,422	$564,491	16%	$1,315,273	$1,088,637	21%
Other Income	$64,361	$12,602	411%	$132,170	$25,068	427%

Increased product prices primarily resulted in an increase to oil and gas revenue for the quarter and six months ended September 30, 2004 in comparison to the prior year periods.

Other income increased approximately five-fold over the same quarter and six month periods of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Royalties	$223,923	$157,090	43%	$396,484	$263,555	50%
As percentage of oil and gas revenue	34.3%	27.8%	23%	30.1%	24.2%	24%
Per boe (6:1)	$14.70	$9.81	50%	$12.87	$8.79	46%

Royalties for the quarter and six months ended September 30, 2004 are higher on all bases in comparison to the same periods of 2003, mainly as a result of adjustments related to prior periods, higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter or six months ended June 30, 2003.

Operating Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Operating expense	$139,450	$126,688	10%	$259,210	$247,553	5%
Per boe (6:1)	$9.15	$7.91	16%	$8.41	$8.26	2%

Operating expenses have increased over the same quarter and six month period ended September 30, 2003 primarily due to higher repair and maintenance costs incurred during the quarter.

General and Administrative (G&A) Expense

G&A expenses have increased for the quarter and six months ended September 30, 2004 over prior year periods as costs were incurred with moving the Company's listing from the TSX Venture Exchange to the TSX and with higher than expected costs for year end reporting. In addition, during the quarter we hired a Controller.

G&A Expense	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Gross	$349,436	$190,526	83%	$631,487	$365,619	73%
Per boe (6:1)	$22.93	$11.90	93%	$20.49	$12.20	68%
Capitalized	$122,813	$nil	n/a	$244,489	$nil	n/a
Per boe (6:1)	$8.06	$nil	n/a	$7.93	$nil	n/a
Net	$226,623	$190,526	19%	$386,998	$365,619	6%
Per boe (6:1)	$14.87	$11.90	25%	$12.56	$12.20	3%

In October 2003, we increased our staff to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

Interest Expense

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Interest expense (recovery)	$(108,885)	$14,406	(856)%	$(108,288)	$37,271	(391)%
Per boe (6:1)	$(7.15)	$0.90	(894)%	$(3.51)	$1.24	(383)%

Interest was recovered for the quarter ended September 30, 2004 as a result of a reversal of interest accrued in prior periods in conjunction with the flow-through share issues due to Canada Customs and Revenue Agency ultimately accepting the Company's filing position.

Depletion and Depreciation (D&D)

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
D&D expense	$97,327	$72,156	35%	$176,977	$121,304	46%
Per boe (6:1)	$6.39	$4.51	42%	$5.74	$4.05	42%

The depletion and depreciation expense and boe rate for the quarter ended September 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base. Two wells were drilled in the quarter that added to the capital base, but did not add to the reserve base on which the depletion is calculated.

Accretion

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Accretion expense	$3,590	$4,049	(11)%	$8,893	$8,418	6%
Per boe (6:1)	$0.24	$0.25	(4)%	$0.29	$0.28	4%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter an obligation of $60,000 was added as a result of the drilling and abandonment of two wells in the Neilburg area.

Cash flow from Operations and Net Income

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 Months Ended 09/30/03	Change
Cash flow from Operations	$236,672	$88,383	168%	$513,039	$199,707	157%
Per boe (6:1)	$15.53	$5.52	181%	$16.65	$6.66	150%
Per share (basic and diluted)	$0.03	$0.03	nil	$0.06	$0.06	nil
Net Income	$85,047	$12,178	598%	$230,167	$69,985	229%
Per boe (6:1)	$5.58	$0.76	634%	$7.47	$2.34	219%
Per share (basic and diluted)	$0.01	$0.00	n/a	$0.03	$0.02	50%
Weighted Average Shares	8,993,152	3,520,227	155%	8,993,152	3,502,972	157%
Outstanding - diluted	9,019,277	3,520,227	156%	9,020,101	3,502,972	157%

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended September 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Cash flow from operations and net income improved over the quarter and six month periods of last year due to higher oil and gas revenues, higher interest income, a recovery of interest expense partially offset by higher operating expenses and general and administrative expenses.

Capital Expenditures

	3 Months Ended 09/30/04	3 Months Ended 09/30/03	Quarterly Change	6 Months Ended 09/30/04	6 months Ended 09/30/03	Change
Office equipment	$7,837	$1,455	439%	$7,837	$55,261	(86)%
Capitalized G&A	$122,813	$nil	n/a	$244,489	$nil	n/a
Land	$274,480	$12,461	2,103%	$1,054,921	$12,461	8,366%
Geological and Geophysical	$192,894	$nil	n/a	$302,612	$nil	n/a
Exploration and Development	$464,501	$372,476	25%	$471,348	$444,544	6%
Total	$1,062,525	$386,392	175%	$2,081,207	$512,266	306%

Capital expenditures for the quarter and six months ended September 30, 2004 reflect the Company's continued efforts to build our grass roots exploratory program. The undeveloped land base continued to grow to approximately 9,000 net acres at quarter end. In addition two exploration prospects were tested in September, and although dry, the program will continue and a further six prospects are expected to be tested prior to the end of 2004 subject to rig availability. Assuming all the wells are drilled, capital spending should exceed $3 million for the last calendar quarter of the year.

Liquidity and Capital Resources

Our net working capital position as at September 30, 2004 totaled $14.5 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at September 30, 2004 ($nil at March 31, 2004), other than trade payables of $0.9 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30, June 30, and March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	165	171	186	192	174	155	185
Oil and gas revenues	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146	$782,649
Price realizations ($/boe)	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54	$12.66
Operating expense ($/boe)	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56	$9.60
Field netback ($/boe)	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Cash flow from operations	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Per share (basic & diluted)	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04	$0.09
Net income	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807	$220,609
Per share (basic & diluted)	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02	$0.07
Capital expenditures	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to total payments of approximately $0.3 million.

Outstanding Share Data

Subsequent to September 30, 2004 the Company issued 266,666 common shares at $3.75 per share to the outside directors. In addition, with the board changes that occurred in October 30,000 stock options were issued and 11,961 options were cancelled. At the date of this report there are 9,259,818 common shares outstanding and 469,887 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

September 30, 2004 and March 31, 2004

	September 30, 2004 (unaudited)	March 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$14,980,447	$16,293,473
Accounts receivable	253,840	302,351
Prepaids and other deposits	149,984	126,989
Other assets	-	127,723
	15,384,271	16,850,536
Property, plant and equipment	5,455,073	3,313,866
Accumulated depletion and depreciation	(523,697)	(346,720)
	4,931,376	2,967,146
Goodwill	2,051,967	2,051,967
	$22,367,614	$21,869,649
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$887,485	$785,582
Asset retirement obligation	350,983	282,090
Shareholders' Equity:		
Share capital (note 1)	20,281,602	20,281,602
Contributed surplus	143,298	46,296
Retained earnings	704,246	474,079
	21,129,146	20,801,977
Subsequent Events (note 4)		
	$22,367,614	$21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited and restated)

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Revenues				
Oil and gas revenue	**$653,422**	$564,491	$1,315,273	$1,088,637
Royalties, net of ARTC	**(223,923)**	(157,090)	(396,484)	(263,555)
Other income	**64,361**	12,602	132,170	25,068
	493,860	420,003	1,050,959	850,150
Expenses:				
General and administrative	**226,623**	190,526	386,998	365,619
Operating	**139,450**	126,688	259,210	247,553
Interest (recovery)	**(108,885)**	14,406	(108,288)	37,271
Stock based compensation (note 2)	**50,708**	-	97,002	-
Accretion of asset retirement obligation	**3,590**	4,049	8,893	8,418
Depletion and depreciation	**97,327**	72,156	176,977	121,304
	408,813	407,825	820,792	780,165
Net income for the period	**85,047**	12,178	230,167	69,985
Retained earnings, beginning of period	**619,199**	278,416	474,079	220,609
Retained earnings, end of period	**$704,246**	$290,594	$704,246	$290,594
Basic and diluted earnings per share (note 3)	**$0.01**	$0.00	$0.03	$0.02

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited and restated)

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Cash provided by (used in):				
Operating:				
Net income for the period	**$85,047**	$12,178	$230,167	$69,985
Add: Non-cash items:				
Depletion and depreciation	**97,327**	72,156	176,977	121,304
Accretion of asset retirement obligation	**3,590**	4,049	8,893	8,418
Stock-based compensation (note 2)	**50,708**	-	97,002	-
	236,672	88,383	513,039	199,707
Changes in non-cash working capital	**(54,750)**	(74,297)	106,573	400,857
	181,922	14,086	619,612	600,564
Financing:				
Issuance of common shares	**-**	-	-	77,000
Changes in non-cash working capital	**(8,151)**	-	(27,481)	-
	(8,151)	-	(27,481)	77,000
Investing:				
Acquisition of property, plant and equipment	**(1,062,525)**	(386,392)	(2,081,207)	(512,266)
Changes in non-cash working capital	**176,050**	279,000	176,050	279,000
	(886,475)	(107,392)	(1,905,157)	(233,266)
(Decrease)/Increase in cash and cash equivalents	**(712,704)**	(93,306)	(1,313,026)	444,298
Cash and cash equivalents, beginning of period	**15,693,151**	2,711,935	16,293,473	2,174,331
Cash and cash equivalents, end of period	**$14,980,447**	$2,618,629	$14,980,447	$2,618,629
Interest paid and received:				
Interest paid	**$ -**	$14,406	$ -	$37,271
Interest received	**$64,361**	$12,602	$132,170	$25,068

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended September 30, 2004

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended March 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended March 31, 2004.

1. Share Capital

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on March 31 and September 30, 2004	8,993,152	$20,281,602

As at March 31 and September 30, 2004 no preference shares were outstanding.

As of September 30, 2004, Rock is committed to spend $0.1 million on drilling and exploration activities before December 31, 2004 and $0.9 million on drilling and exploration activities before January 31, 2005 in order to satisfy its flow through share commitments.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share and on July 20, 2004, options were granted to acquire 33,000 common shares at $3.70 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31 and September 30, 2004 all of the 418,848 and 451,848, respectively, options were outstanding.

2. Stock-based Compensation

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted on July 20, 2004 was estimated to be $31,086. The fair value of common share options as at the grant date is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	4%
Expected life:	3 year average
Expected volatility:	30%
Expected dividend yield:	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

3. Per Share Information

	Three months ended September 30, 2004	Three months ended September 30, 2003	**Six months ended September 30, 2004**	Six months ended September 30, 2003
Basic				
Net income per share	**$0.01**	$0.00	$0.03	$0.02
Weighted average number of shares outstanding	**8,993,152**	3,520,227	8,993,152	3,502,972
Diluted				
Net income per share	**$0.01**	$0.00	$0.03	$0.02
Weighted average number of shares outstanding	**9,019,277**	3,520,227	9,020,101	3,502,972

The number of shares used to calculate diluted net income per share for the three months ended September 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (three months ended September 30, 2003 – 3,520,227) plus 26,125 (three months ended September 30, 2003 – nil) shares related to the dilutive effect of stock options. The number of shares used to calculate diluted net income per share for the six months ended September 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (six months ended September 30, 2003 – 3,502,972) plus 26,949 (six months ended September 30, 2003 – nil) shares related to the dilutive effect of stock options.

4. Subsequent Events

On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company. On October 28, 2004 the Company cancelled 11,192 options granted to a director who resigned. On October 29, 2004 the Company granted 30,000 options to two new directors.

On November 10, 2004 the Company filed on SEDAR a notice to change its year-end from March 31, to December 31 in order to be more comparable with peer companies. As a result, the Company's current fiscal year ended December 31, 2004 will only include nine months of operations.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter Scott
Vice President, Finance & CFO
(403) 218-4380

This press release contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf of gas to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.